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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                 SCHEDULE 14D-9

 SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                            COX COMMUNICATIONS, INC.
                            (Name of Subject Company)

                            COX COMMUNICATIONS, INC.
                       (Names of Persons Filing Statement)

                                   -----------

                 CLASS A COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)

                                   -----------


                                   224044 10 7
                      (CUSIP Number of Class of Securities)

                                   -----------

                                 Jimmy W. Hayes
                            Cox Communications, Inc.
                           1400 Lake Hearn Drive 30319
                                Atlanta, Georgia
                            Telephone: (404) 843-5000
                     (Name, address and telephone number of
                      person authorized to receive notices
            and communications on behalf of persons filing statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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


On October 19, 2004, Cox Communications, Inc. and Cox Enterprises, Inc. issued a joint press release announcing they had reached an agreement regarding Cox Enterprises' proposal to acquire the outstanding publicly traded shares of Cox Communications not owned by Cox Enterprises. A copy of this press release is being filed as exhibit 99.1 to this Schedule 14D-9. We also are filing certain employee communications as exhibits to this Schedule 14D-9.

Item 9.  Exhibits.


Exhibit No.                    Description

    99.1 Joint Press Release issued by Cox Communications, Inc. and Cox Enterprises, Inc., dated October 19, 2004.

    99.2   Questions & Answers for Employees and Retirees.

    99.3   Letter from James C. Kennedy, dated October 19, 2004.

    99.4   Letter from James O. Robbins, dated October 19, 2004.

                                                                  Exhibit 99.1

[GRAPHIC OMITTED]                                            [GRAPHIC OMITTED]
==============================================================================

Media Contacts:                              Investor Contact:
         Bob Jimenez - CEI                          Richard Jacobson - CEI
         (678) 645-0070                             (678) 645-0111
         bob.jimenez@coxinc.com                     richard.jacobson@coxinc.com

         Ellen East - CCI                           Lacey Lewis - CCI
         (404) 843-5281                             (404) 269-7608
         ellen.east@cox.com                         lacey.lewis@cox.com

==============================================================================
   Cox Enterprises, Inc. Reaches Agreement to Acquire Public Minority Stake in
                            Cox Communications, Inc.

             Price of $34.75 in cash per share for 38% public stake

ATLANTA (October 19, 2004) - Cox Enterprises, Inc. (CEI) and Cox Communications, Inc. (CCI) [NYSE:COX] announced that they have reached an agreement for CEI to acquire the outstanding publicly held minority shares of CCI for $34.75 per share. The price represents a 26% premium over the July 30 closing price of $27.58 and an 8.6% premium over CEI's original proposal of $32 per share. CCI's full Board of Directors, with a unanimous recommendation of a Special Committee comprised of independent directors, unanimously approved the transaction. It will be structured as a cash tender offer by CEI and CCI commencing in approximately two weeks, followed by a merger. Upon completion of the transaction, which CEI believes can be completed by mid-December, CCI will become a wholly owned subsidiary of CEI.

"We are pleased to reach an agreement that makes sense for CEI and at the same time provides a full and fair price to CCI shareholders. It provides CCI shareholders with the opportunity to receive a substantial cash premium over the July 30 closing price," said James C. Kennedy, Chairman and Chief Executive Officer of CEI. "The transaction will allow CEI to increase its investment in the cable industry and strengthen CEI as a whole."

"Following an in-depth analysis with the assistance of our independent advisors, the Special Committee is satisfied that the financial agreement reflects an appropriate and fair price for the public shareholders," said Janet Clarke, Chair of the Special Committee.

"CEI is a great steward of its businesses and becoming fully private within the Cox family of companies will give us even more momentum in the marketplace." said Jim Robbins, President and Chief Executive Officer of CCI. "We're looking forward to running our business with a stronger long-term focus and continuing to provide our customers with outstanding service."

As the next step in the process, CEI and CCI expect to commence a tender offer under the agreement in approximately two weeks. The tender offer will be subject to the condition that the majority of the publicly held minority shares are validly tendered and not withdrawn before the expiration of the tender offer, as well as other customary conditions.

Citigroup Global Markets and Lehman Brothers Inc. are serving as CEI's exclusive financial advisors in this transaction. Goldman, Sachs & Co. is serving as exclusive financial advisor to the Special Committee of CCI in this transaction. Citigroup, Lehman and JPMorgan have committed to provide $10 billion to fund the transaction, pay related fees and expenses, and provide CEI and CCI additional liquidity.

CEI and CCI also announced that they have entered into memoranda of understanding with counsel for the plaintiffs in the pending shareholder litigation that they anticipate will lead to settlement of such litigation.

This press release is intended for informational purposes only and is not an offer to buy, a solicitation of an offer to sell or a recommendation to sell any shares of CCI common stock. The solicitation of offers to sell CCI shares will only be made pursuant to a tender offer statement on Schedule TO and an offer to purchase and related materials. CCI shareholders and other interested parties are urged to read the tender offer statement on Schedule TO, the offer to purchase and CCI's solicitation/recommendation statement on Schedule 14D-9 and other relevant documents filed with the SEC by CEI and CCI when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328,
Attn: Corporate Communications.

Cox Enterprises (www.coxenterprises.com)
Cox Enterprises is one of the nation's leading media companies and providers of automotive services, with 2003 revenues of $10.7 billion and 77,000 employees. Major operating subsidiaries include Cox Communications, Inc. ([NYSE: COX] cable television distribution, telephone, high-speed Internet access and other advanced broadband services); Cox Newspapers, Inc. (newspapers, local and national direct mail advertising and customized newsletters); Cox Television (television and television sales rep firms); Cox Radio, Inc. ([NYSE: CXR] broadcast radio stations and interactive Web sites); and Manheim Auctions, Inc. (vehicle auctions, repair and certification services and web-based technology products). CEI also owns an equity stake in AutoTrader.com, the world's largest and most visited online source of vehicle listings for dealers and consumers.


Cox Communications (www.cox.com)
Cox Communications, Inc. (NYSE: COX), a Fortune 500 company, is a multi-service broadband communications company with approximately 6.6 million total customers, including approximately 6.3 million basic cable subscribers. The nation's third-largest cable television provider, Cox offers both analog cable television under the Cox Cable brand as well as advanced digital video service under the Cox Digital Cable brand. Cox provides an array of other communications and entertainment services, including local and long distance telephone under the Cox Digital Telephone brand; high-speed Internet access under the Cox High Speed Internet brand; and commercial voice and data services via Cox Business Services. Local cable advertising, promotional opportunities and production services are sold under the Cox Media brand. Cox is an investor in programming networks including Discovery Channel. More information about Cox Communications can be accessed on the Internet at www.cox.com.




CAUTIONARY STATEMENT: Statements in this document represent the intentions, plans, expectations and beliefs of CEI and CCI and involve risks and uncertainties that could cause actual events to differ materially from the events described in this document, including risks or uncertainties related to whether the conditions to the tender offer will be satisfied, and if not, whether the tender offer and merger will be completed, as well as changes in general economic conditions, stock market trading conditions, tax law requirements or government regulation, and changes in the broadband communications industry or the business or prospects of CCI. CEI and CCI wish to caution the reader that these factors, as well as other factors described or to be described in CEI's or CCI's SEC filings with respect to the transaction, are among the factors that could cause actual events or results to differ materially from CEI's or CCI's current expectations described herein.


                                      # # #

                                                                 Exhibit 99.2

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       Frequently Asked Questions for All Cox Enterprises, Inc. Employees
-----------------------------------------------------------------------------

      1. What has happened?

         In August, CEI proposed to acquire all of the publicly-held minority shares of CCI it did not already own. Upon this announcement, the independent members of the CCI board formed a Special Committee to evaluate this proposal.

         Today, the CCI Board, upon the unanimous recommendation of the CCI Special Committee, approved a modified agreement under which CEI will acquire the minority publicly held shares for $34.75 per share in cash.

      2. Will CCI's business continue to operate as it is currently?

         Yes.

      3. Will the transaction result in an organizational change at CCI or CEI?

         No, this will not change our businesses. CCI will continue to provide great customer service and state-of-the-art products to its subscribers. We know CCI well and believe it has terrific management and a bright future.

         CEI has always believed in allowing its companies the freedom and flexibility to run their businesses. That philosophy has not changed as a result of this action.

      4. What does this mean for employees of other CEI companies?

         All companies will continue to operate as they do currently.

      5. Will we be doing a similar transaction with Cox Radio?

         As a matter of corporate policy, we don't speculate on our future actions. We are not currently contemplating any similar plan or proposal involving Cox Radio, which is a highly valued member of the CEI family of businesses.

      6. What happens to any CCI stock that I may own?

         In general, if you own shares in CCI you will be able to participate in the tender offer on the same basis as all other shareholders. CEI and CCI will be filing offering materials with the SEC, which should be mailed to CCI shareholders in approximately two weeks. These materials will provide instructions about what you can do with your shares, and you are free to choose whether to sell your shares as part of the tender offer. If you do not choose to participate in the tender offer, then at the time of the merger anticipated to occur thereafter, your shares would be cancelled and you would be entitled to receive the same per share cash payment as is made to all tender offer participants, unless you appropriately exercise appraisal rights under Delaware law.


         (a) CCI stock owned outright through a brokerage account. If you own CCI stock through a broker, you will receive a special mailing from your broker containing the tender offer documents, a cover letter requesting your instructions whether or not to tender your shares, and a reply envelope to send your instructions to the broker if you choose to have them tender your shares.

         (b) CCI stock represented by a stock certificate. If you own CCI stock and hold a paper stock certificate, you will receive a special mailing from the tender offer exchange agent, Wachovia Bank, on Cox's behalf containing tender offer documents, including a letter of transmittal and a reply envelope to send your certificate and instructions if you choose to tender your shares.

      7. What is the next step in the process?

         CEI and CCI expect to commence the formal tender for the publicly held shares in approximately two weeks. That offer will stay open for a minimum of 20 business days. Following the successful completion of the tender offer, CEI would implement a merger under which CCI would become a wholly-owned subsidiary of CEI. We expect the entire process likely will be completed by mid-December.

      8. Where and when will employees get more information?

         We know you have many questions, but both CEI and CCI are limited under SEC regulations as to the amount of information we can share. The tender offer documents, once available, will contain additional details regarding the tender offer and anticipated second-step merger. We hope you will read these documents when they are available and that they provide you with a better understanding of the background and details of this transaction. After filing the tender offer material, you will still be limited to the information filed.

         In the interim, a dedicated toll-free line has been created to take your questions. Please take the opportunity to call the line and leave a message, at (866) 700-0301 or in the Atlanta area, (678) 645-4730. We encourage you to leave a recorded message with your questions.




===============================================================================
CCI shareholders and other interested parties are urged to read the relevant documents filed with the SEC when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at
6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.
===============================================================================

------------------------------------------------------------------------------
             Frequently Asked Questions for Cox Communications, Inc.
------------------------------------------------------------------------------
                  Long Term Incentive Plan (LTIP) Participants

 What can I do with my CCI options?

 The vesting and exercise provisions of all of your outstanding options (vested and unvested) should not be affected by the tender offer or the merger anticipated to occur thereafter. However, after such a merger CCI's shares would no longer be listed for trading on the New York Stock Exchange, so the ability to resell shares received from the exercise of options would be limited. Holders of vested "in the money" options (i.e., options with an exercise price lower than the current market price) may (subject to applicable plan or company restrictions):

    (a) prior to the merger, exercise these options and simultaneously resell the shares acquired (e.g., through a cashless exercise);

    (b) prior to the merger, exercise these options using your own funds, in which case you would become a shareholder eligible to participate in the tender offer or merger on the same basis as any other shareholder;

    (c) simultaneous with the merger, agree to accept a "cashout" payment from CCI for the surrender of these options, equal to the difference between the merger price and the exercise price for each such option, less applicable taxes (details of this cashout offer will be mailed to all holders of vested "in the money" options); or

    (d) elect to do nothing, in which case your options would continue under their current terms, except that the ability to resell the shares would be limited if CCI's shares were no longer listed on the New York Stock Exchange.

You may obtain a statement showing your long-term incentive awards by calling Wachovia at (877) 828-0483.






===============================================================================
CCI shareholders and other interested parties are urged to read the relevant documents filed with the SEC when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at
6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.
===============================================================================

------------------------------------------------------------------------------
             Frequently Asked Questions for Cox Communications, Inc.
------------------------------------------------------------------------------
       Long Term Incentive Plan (LTIP) Participants with Restricted Stock

1. What happens to any CCI restricted stock I own under the Long-Term Incentive Plan?

   If you hold restricted stock, you will not be able to participate in the tender offer due to the transfer restrictions on your shares. However, you will receive a letter from Cox stating the number of restricted shares you hold. At the time of the anticipated merger, your restricted shares will be cancelled, and you will receive a per share cash payment equal to the tender offer price, less applicable tax withholding. This payment will be delivered to you directly by Wachovia Bank.

2. What can I do with my CCI options?

   The vesting and exercise provisions of all of your outstanding options (vested and unvested) should not be affected by the tender offer or the merger anticipated to occur thereafter. However, after such a merger CCI's shares would no longer be listed for trading on the New York Stock Exchange, so the ability to resell shares received from the exercise of options would be limited. Holders of vested "in the money" options (i.e., options with an exercise price lower than the current market price) may (subject to applicable plan or company restrictions):

   (a) prior to the merger, exercise these options and simultaneously resell the shares acquired (e.g., through a cashless exercise);

   (b) prior to the merger, exercise these options using your own funds, in which case you would become a shareholder eligible to participate in the tender offer or merger on the same basis as any other shareholder;

   (c) simultaneous with the merger, agree to accept a "cashout" payment from CCI for the surrender of these options, equal to the difference between the merger price and the exercise price for each such option, less applicable taxes (details of this cashout offer will be mailed to all holders of vested "in the money" options); or

   (d) elect to do nothing, in which case your options would continue under their current terms, except that the ability to resell the shares would be limited if CCI's shares were no longer listed on the New York Stock Exchange.

You may obtain a statement showing your long-term incentive awards by calling Wachovia at (877) 828-0483.







===============================================================================
CCI shareholders and other interested parties are urged to read the relevant documents filed with the SEC when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at
6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.
===============================================================================

------------------------------------------------------------------------------
                      Frequently Asked Questions for Former
------------------------------------------------------------------------------
                       Cox Communications, Inc. Employees

    What can I do with my CCI options?

    The vesting and exercise provisions of all of your outstanding options (vested and unvested) should not be affected by the tender offer or the merger anticipated to occur thereafter. However, after such a merger CCI's shares would no longer be listed for trading on the New York Stock Exchange, so the ability to resell shares received from the exercise of options would be limited. Holders of vested "in the money" options (i.e., options with an exercise price lower than the current market price) may (subject to applicable plan or company restrictions):

    (a) prior to the merger, exercise these options and simultaneously resell the shares acquired (e.g., through a cashless exercise);

    (b) prior to the merger, exercise these options using your own funds, in which case you would become a shareholder eligible to participate in the tender offer or merger on the same basis as any other shareholder;

    (c) simultaneous with the merger, agree to accept a "cashout" payment from CCI for the surrender of these options, equal to the difference between the merger price and the exercise price for each such option, less applicable taxes (details of this cashout offer will be mailed to all holders of vested "in the money" options); or

    (d) elect to do nothing, in which case your options would continue under their current terms, except that the ability to resell the shares would be limited if CCI's shares were no longer listed on the New York Stock Exchange.

You may obtain a statement showing your long-term incentive awards by calling Wachovia at (877) 828-0483.







===============================================================================
CCI shareholders and other interested parties are urged to read the relevant documents filed with the SEC when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at
6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.
===============================================================================

                                                                   Exhibit 99.3


Dear CCI Employee,

Today we announced that Cox Enterprises has reached an agreement to acquire all of the publicly-held shares of CCI. We are delighted to have reached an agreement that reflects the value of CCI and is consistent with our financial discipline. The successful completion of this transaction will allow us to increase our interest in the cable industry and strengthen Cox Enterprises as a whole.

We expect to complete the transaction in the fourth quarter and as the process unfolds we will keep you informed. We have attached the press release issued today, and a document that answers many of the questions I expect you will have. Remember, we have established a dedicated, toll-free line to address any additional questions. To reach this line, please call (866) 700-0301 or in the Atlanta area, (678) 645-4730 to leave a recorded message.

I would like to thank you for your hard work and continued support as we enter this exciting new phase of our growth.


/s/ Jim Kennedy

                                                                   Exhibit 99.4

                      [Cox Communications, Inc. Letterhead]

To all employees:

I am pleased to announce that we completed today a significant step in the process of becoming a wholly-owned subsidiary of Cox Enterprises. CCI and CEI reached an agreement to commence a tender offer to acquire the outstanding minority-owned shares of Cox Communications for $34.75 per share in cash. The CCI Board of Directors unanimously approved the agreement, following a recommendation of a Special Committee of independent directors that reviewed CEI's proposal. The resulting agreement is $2.75 per share higher than the amount originally offered by CEI in August.

Eliminating the volatility of public trading values for our stock better positions us to run our company for the long-term benefit of our customers. We already have the right people, properties and technology, and now we no longer must be subject to Wall Street's generally shorter-term thinking. As a fully private company within the Cox family of companies, we'll be further empowered to make the right, long-term decisions for our employees and our customers.

We anticipate no impact on our day-to-day business - our goals, vision, values and management team remain the same. Many of us thrive on the pace, excitement and constant change in this industry, and we'll continue to need our employees' signature energy, drive and customer focus to maintain our competitive edge.

In the coming weeks, Jim Kennedy and I will update you as the transaction moves forward. If you have questions, please call the dedicated, toll-free line set up by CEI: (866) 700-0301 or, in the Atlanta area, (678) 645-4730 to leave a recorded message.

Finally, I want to thank you for your focus and patience during this process. Even amid this pending transaction, through your efforts, we've maintained our steady marketplace performance.

Sincerely,

/s/ Jim


CCI shareholders and other interested parties are urged to read the relevant documents filed with the SEC when they become available because they will contain important information. CCI shareholders will be able to obtain such documents free of charge at the SEC's web site: www.sec.gov or from CEI at 6205 Peachtree Dunwoody Road, Atlanta, GA 30328, Attn: Corporate Communications.